Room 4561

October 3, 2008

Arthur Wang
Chief Executive Officer
Gigamedia Limited
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

      Re: **Gigamedia Limited**
                    Form 20-F for the Fiscal Year Ended December 31, 2007
                    Filed June 30, 2008
                    File no. 0-30540

Dear Mr. Wang:

      We have reviewed your response to your letter dated September 12, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2008.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 4. Information on the Company

B. Business Overview, page 20

1.   In your response to our prior comment 2, you support your assertion regarding your competitive position in the gaming industry by referring mainly to internal data. Please confirm that, in future filings, you will clearly disclose the basis for any statements you make regarding your competitive position. See Item 4.B.7 of Form 20-F. Please also confirm that you will frame any such statements within the context of the particular gaming communities and geographic areas to which the statements apply.

Note 1. Business Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Revenue Recognition

Gaming Software and Services Revenues, page F-11

2.   We note your response to our prior comment 8 where you indicate that in addition to UIM's activities, the Company entered into a license and service agreement with Lap Top Finance Group, which generated revenues of only $300,000 during fiscal 2007. Besides the revenues generated from UIM and Lap Top, tell us what other sources contributed to the revenues included in your "gaming software and services" segment. In this regard, we note from the report of your independent auditors that UIM's total revenue included in the consolidated financial statements of the Company for the year ended December 31, 2007 are $65.1 million and yet according to the Consolidated Statements of Operations, total gaming software and services revenues for the same period totaled $119.0 million. Please explain the $53.9 million difference. If the gaming software and services revenue line item includes revenues generated from a source other than UIM, then tell us why your MD&A or footnote disclosures do not include a discussion of such revenues.

Note 4. Divestitures

Divestiture – ADSL Business, page F-33

3.   We note your response to our prior comment 9 with regards to the Company's determination of the four discrete deliverables in the ADSL sale transaction. Please explain further how you determined that the sale of the ADSL business and the license of the Company's brand name should be considered separate units of accounting. In this regard, tell us how you determined that Webs-TV could continue the customer relationships with the ADSL subscribers without using the Company's brand name. In your response, tell us the contract terms of the subscriptions sold and explain how you concluded that the use of the Company's brand name was not essential to Webs-TV ability to maintain such arrangements and renew the contracts upon expiration. Also, tell us what consideration you gave to the relationship between the use of the Company's brand name to Webs-TV ability to establish new customer relationships and tell us the significance of the five year term of the license. In addition, tell us how you considered the criteria in paragraph 9 of EITF 00-21, by analogy, in determining these should be separate units of accounting.

Note 11. Marketable Securities – Noncurrent, page F-43

4.   We note your response to our prior comment 10 where you indicate the Company
        concluded that your preferred stock investments are not substantially similar to an
        investment in the investee's common stock after evaluating the characteristics
        described in paragraph 6(c) of EITF 02-14. We further note that your investments
        in Neostorm, XL and Access China are redeemable upon the request of the
        holders of at least 50 percent of the then total issued and outstanding preferred
        shares. Tell us how you considered this feature in concluding that these
        investments had substantive redemption rights. In this regard, tell us the number
        of preferred stock holders and the Company's percentage ownership in each
        investment. Also, tell us how you considered the other factors in paragraph 6(a)
        and (b) of EITF 02-14 in your analysis. In addition, please clarify your reference
        to Question 9 of SFAS 115 Implementation Guide for your investment in Access
        China. In this regard, tell us whether Access China is a publicly traded company
        in China.

Note 22. Income Taxes, page F-63

5.   We note your response to our prior comment 13 where you indicate that during
        fiscal 2005 and 2007 the majority of the tax loss carryforwards expired unused.
        You also indicate that during fiscal 2006, a portion of the deferred tax assets ($3.3
        million) were used to offset the one-time gain from the sale of the ADSL business
        and the remaining tax loss carryforwards ($2.3 million) expired unused. The
        disclosures on page F-65 of your Form 20-F refer to "realization of valuation
        allowance," which appears to indicate that the Company is actually utilizing your
        loss carryforwards and reversing your valuation allowances. Please revise your
        disclosures to more clearly describe the impact on the valuation allowance due to
        (a) utilization of deferred tax assets and subsequent reversal of the allowance and
        (b) reversal of valuation allowance due to loss carry forwards expiring unused.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Alec P. Tracy, Esq.
     Skadden, Arps, Slate, Meagher & Floam LLP